July 26, 2011

Via EDGAR

Michael Rosenthall

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Rosenthall:

Re:        Genufood Energy Enzymes Corp. (the “Company”)
              Registration Statement on Form S-1
              Filed April 26, 2011
              File No. 333-171784

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

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We note your response to our prior comment 4 provides citations to third party sources for some of the statements we referenced in our comment.  Please provide us with copies of the relevant portions of the sources you cite in support of your statements.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the pertinent information, and cross-reference it to the appropriate statement in containing your prospectus.  Please note that you may furnish us with this supplemental information pursuant to Rule 418 of the Securities Act and request that the information be returned to you when we gave completed our review.

ANSWER:  The third party sources and the relevant sources can be found below:

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may prevent the growth of Candida; (ProCellax FG1 = Floracor-Gl)

1.

Biotherapeutic effects of probiotic bacteria on candidiasis in immunodeficient mice. Wagner RD, Pierson C, Warner T, Dohnalek M, Farmer J, Roberts L, Hilty M, Balish E. Infect Immun. 1997 Oct;65(10):4165-72.  Department of Medical Microbiology, University of Wisconsin Medical School, Madison 53706-1532, USA.

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Four species of probiotic bacteria were assessed for their capacities to protect athymic bg/bg-nu/nu and euthymic bg/bg-nu/+ mice from mucosal and systemic candidiasis. Each bacterial species and Candida albicans colonized the gastrointestinal tracts of both strains of mice. The presence of probiotic bacteria (Lactobacillus acidophilus, Lactobacillus reuteri, Lactobacillus casei GG, or Bifidobacterium animalis) in the gastrointestinal tracts prolonged the survival of adult and neonatal bg/bg-nu/nu mice compared to that of isogenic mice colonized with C. albicans alone. The incidence of systemic candidiasis in bg/bg-nu/nu mice was significantly reduced by each of the four probiotic bacterial species. The numbers of C. albicans present in the alimentary tracts of euthymic bg/bg-nu/+ mice were significantly reduced by L. casei GG and B. animalis. None of the probiotic bacteria species completely prevented mucosal candidiasis, but B. animalis reduced its incidence and severity. Probiotic bacteria also modulated antibody- and cell-mediated immune responses to C. albicans. The prolonged survival of mice, decreased severity of mucosal and systemic candidiasis, modulation of immune responses, decreased number of C. albicans in the alimentary tract, and reduced numbers of orogastric infections demonstrated not only that probiotic bacteria have biotherapeutic potential for prophylaxis against and therapy of this fungal disease but also that probiotic bacteria protect mice from candidiasis by a variety of immunologic (thymic and extrathymic) and nonimmunologic mechanisms in this model.

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Probiotics for prevention of recurrent vulvovaginal candidiasis: a review.Falagas ME, Betsi GI, Athanasiou S. Alfa Institute of Biomedical Sciences (AIBS) Athens, Greece. m.falagas@aibs.gr J Antimicrob Chemother. 2006 Aug;58(2):266-72. Epub 2006 Jun 21.

Vulvovaginal candidiasis (VVC) is a common infection affecting the quality of life of many women. Probiotics have been investigated as possible agents for the prevention of recurrences of VVC. We reviewed the available literature. In some studies the development of VVC was associated with either a low number of lactobacilli in the vagina or with the presence of H2O2-non-producing vaginal lactobacilli, although there are a few studies not supporting these statements. In addition, in vitro studies have shown that lactobacilli can inhibit the growth of Candida albicans and/or its adherence on the vaginal epithelium. The results of some clinical trials support the effectiveness of lactobacilli, especially Lactobacillus acidophilus, Lactobacillus rhamnosus GR-1 and Lactobacillus fermentum RC-14, administered either orally or intravaginally in colonizing the vagina and/or preventing the colonization and infection of the vagina by C. albicans, while the results of a small number of clinical trials do not corroborate these findings. Nevertheless, most of the relevant clinical trials had methodological problems such as small sample size, no control group (placebo) and included women without confirmed recurrent VVC, and thus they are not reliable for drawing definitive conclusions. Thus, the available evidence for the use of probiotics for prevention of recurrent VVC is limited. However, the empirical use of probiotics may be considered in women with frequent recurrence of VVC (more than three episodes per year), especially for those who have adverse effects from or contraindications for the use of antifungal agents, since adverse effects of probiotics are very rare. In any case women should be clearly informed about the unproven usefulness of probiotics for this purpose. In conclusion, despite the promising results of some studies, further research is needed to prove the effectiveness of probiotics in preventing the recurrences of VVC and to allow their wide use for this indication.

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Inhibitory activity of vaginal Lactobacillus bacteria on yeasts causing vulvovaginal candidiasis

Strus M, Brzychczy-Włoch M, Kucharska A, Gosiewski T, Heczko PB. Med Dosw Mikrobiol. 2005;57(1):7-17. Collegium Medicum UJ.

Growing frequency of therapeutical failures of vulvovaginal candidiasis, resulting from resistance of certain species of Candida to imidazole agents, raises interest in the use of probiotics from Lactobacillus genera as prophylaxis. Unfortunately, little is known about inhibitory mechanisms of Lactobacillus on Candida. The aim of this study was to compare the activity of selected Lactobacillus species, representing the physiological vaginal flora, against Candida as well as investigation whether their inhibitory activity against Candida is related strictly to hydrogen peroxide and lactic acid production. 125 strains from vaginal smears of healthy women were classified by making use of phenotypic and genotypic methods. The majority of strains belonged to L. acidophilus: L. acidophilus sensu stricto, L. crispatus, L. gasseri and L. johnsonii as well as L. fermentum and L. plantarum species. Culture supernatants of selected 25 strains representing the isolated species were examined for their inhibitory activity against the growth of Candida albicans and C. glabrata. The results showed that the strongest and the fastest activity against C. albicans was demonstrated by L. delbrueckii strains, producing the largest quantities of hydrogen peroxide. On the other hand, extended activity, demonstrable after 24 hours, was shown by non-H2O2 producing L. plantarum supernatants. Growth of C. glabrata was not inhibited by any of the examined strains of Lactobacillus. Comparison of activity of live active cultures of Lactobacillus strains and their mixtures with this of pure H2O2 and lactic acid has shown that pure chemical compounds were less active than the cultures. This suggests that mixtures of Lactobacillus strains are in cooperation with each other using many different metabolites.

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The in vitro activity of vaginal Lactobacillus with probiotic properties against Candida.Strus M, Kucharska A, Kukla G, Brzychczy-Włoch M, Maresz K, Heczko PB. Infect Dis Obstet Gynecol. 2005 Jun;13(2):69-75. Department of Microbiology, Jagiellonian University Medical College, Cracow, Poland.

Lactobacilli, the predominant vaginal microorganisms in healthy premenopausal women, control other members of the vaginal microflora and thus protect against bacterial vaginosis and urinary tract infections. It has been claimed that some lactobacilli are also protective against Candida vaginitis. Little is known, however, about the mechanisms by which these lactobacilli can control vaginal populations of Candida and prevent vaginitis. To address this question, vaginal Lactobacillus strains with known antagonistic properties against bacteria were tested for their cell surface properties, adhesion to vaginal cell lines in vitro and antagonistic activities against Candida. A small proportion of the lactobacilli tested adhered strongly to cultured vaginal epithelial cells and inhibited growth of Candida albicans but not of C. pseudotropicalis. This anticandidal activity was in some Lactobacillus strains related to hydrogen peroxide (H2O2) production, but catalase treatment did not suppress this activity in other Lactobacillus strains, suggesting alternative mechanism(s). Moreover, tested vaginal Candida strains were resistant to relatively high concentrations of H2O2 that markedly exceeded those produced by even the most active Lactobacillus strains.

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In vitro studies on colonization resistance of the human gut microbiota to Candida albicans and the effects of tetracycline and Lactobacillus plantarum LPK.Payne S, Gibson G, Wynne A, Hudspith B, Brostoff J, Tuohy K. Curr Issues Intest Microbiol. 2003 Mar;4(1):1-8.  Food Microbial Sciences Unit, School of Food Biosciences, The University of Reading, Whiteknights, PO Box 226, Reading RG6 6AP, UK.

An anaerobic three-vessel continuous-flow culture system, which models the three major anatomical regions of the human colon, was used to study the persistence of Candida albicans in the presence of a faecal microbiota. During steady state conditions, overgrowth of C. albicans was prevented by commensal bacteria indigenous to the system. However antibiotics, such as tetracycline have the ability to disrupt the bacterial populations within the gut. Thus, colonization resistance can be compromised and overgrowth of undesirable microorganisms like C. albicans can then occur. In this study, growth of C. albicans was not observed in the presence of an established faecal microbiota. However, following the addition of tetracycline to the growth medium, significant growth of C. albicans occurred. A probiotic Lactobacillus plantarum LPK culture was added to the system to investigate whether this organism had any effects upon the Candida populations. Although C. albicans was not completely eradicated in the presence of this bacterium, cell counts were markedly reduced, indicating a compromised physiological function. This study shows that the normal gut flora can exert 'natural' resistance to C. albicans, however this may be diminished during antibiotic intake. The use of probiotics can help fortify natural resistance.

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Characterization of pentocin TV35b, a bacteriocin-like peptide isolated from Lactobacillus pentosus with a fungistatic effect on Candida albicans.Okkers DJ, Dicks LM, Silvester M, Joubert JJ, Odendaal HJ. J Appl Microbiol. 1999 Nov;87(5):726-34.  Department of Microbiology, University of Stellenbosch, South Africa.

Lactobacillus pentosus TV35b, isolated from the posterior fornix secretions of the vagina of a prenatal patient, produced a bacteriocin-like peptide (pentocin TV35b), which is inhibitory to Clostridium sporogenes, Cl. tyrobutyricum, Lact. curvatus, Lact. fermentum, Lact. sake, Listeria innocua, Propionibacterium acidipropionici, Propionibacterium sp. and Candida albicans. The mechanism of activity of pentocin TV35b is bactericidal, as shown by a decrease in the viable cell numbers of Lact. sake from approximately 4 x 108 to less than 10 cfu ml - 1 over a period of 4 h. Pentocin TV35b added to the growth medium of C. albicans stimulated the formation of pseudohyphae during the first 36 h, followed by a slight repression in cell growth. Production of pentocin TV35b was at its maximum towards the end of the logarithmic growth phase of strain TV35b. The peptide was purified by ammonium sulphate precipitation, followed by SP-Sepharose cation exchange chromatography. The molecular size of pentocin TV35b was estimated to be between 2.35 and 3.4 kDa, according to tricine-SDS PAGE. However, results obtained by electrospray ionization mass spectroscopy indicated that the peptide is 3930.2 Da in size. Amino acid analysis performed by using the Pico-Tag(R) method and a Nova-Pak C18 HPLC column indicated that pentocin TV35b consists of 33 amino acids with a total mass of 3929.63 Da. Pentocin TV35b is inactivated when treated with papain and Proteinase K, but remains active after incubation at pH 1-10 for 2 h at 25 degrees C, and when heat-treated for 30 min at 100 degrees C.

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Evaluation of two self-care treatments for prevention of vaginal candidiasis in women with HIV.Williams AB, Yu C, Tashima K, Burgess J, Danvers K. J Assoc Nurses AIDS Care. 2001 Jul-Aug;12(4):51-7.  Yale University School of Nursing, USA.

Vaginal candidiasis (VC) is a common concern for women living with HIV infection. The authors evaluated the effectiveness of two self-care approaches to prophylaxis of VC among HIV-infected women, weekly intravaginal application of Lactobacillus acidophilus or weekly intravaginal application of clotrimazole tablets, in a randomized, double-blind, placebo-controlled trial. VC was defined as a vaginal swab positive for Candida species in the presence of signs/symptoms of vaginitis and the absence of a diagnosis of Trichomonas vaginalis or bacterial vaginosis. Thirty-four episodes of VC occurred among 164 women followed for a median of 21 months. The relative risk of experiencing an episode of VC was 0.4 (95% CI = 0.2, 0.9) in the clotrimazole arm and 0.5 (95% CI = 0.2, 1.1) in the Lactobacillus acidophilus arm. The estimated median time to first episode VC was longer for clotrimazole (p = .03, log rank test) and Lactobacillus acidophilus (p = .09, log rank test) compared with placebo. Vaginal yeast infections can be prevented with local therapy. Education about self-care for prophylaxis of VC should be offered to HIV-infected women.

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allows for greater absorption in the small intestine and thus, greater fibrinolytic activity; (ProCellax SP = Peptizyme-SP)

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Intestinal absorption of serrapeptase (TSP) in rats.Moriya N, Nakata M, Nakamura M, Takaoka M, Iwasa S, Kato K, Kakinuma A. Biotechnology Research Laboratories, Takeda Chemical Industries Ltd., Osaka, Japan. 1: Biotechnol Appl Biochem. 1994 Aug;20 ( Pt 1):101-8

A sensitive sandwich enzyme immunoassay (e.i.a.) for serrapeptase (TSP), an orally available anti-inflammatory proteinase, was established using affinity-purified anti-TSP rabbit IgG and its Fab' fragment conjugated with horseradish peroxidase as the first and the second antibodies respectively. TSP in the plasma was determined by the e.i.a. after its oral administration (100 mg/kg) to rats. The peak concentration was observed between 30 min and 2 h after administration. TSP in the plasma samples was trapped on a microtitre plate coated with the affinity-purified anti-TSP rabbit IgG, and the hydrolysis of a synthetic fluorogenic substrate, butoxycarbonyl-Glu(benzyloxy)-Ala-Arg-4-methylcoumaryl-7-amide, by the trapped TSP was fluorometrically measured (proteinase assay). The values obtained by the e.i.a. and those obtained by the proteinase assay correlated well for various plasma samples. These results indicate that orally administered TSP was absorbed from the intestinal tract and transferred into the circulation in an enzymically active form.

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Effects of alginate microencapsulation on the fibrinolytic activity of fermented soybean paste (Cheonggukjang) extractJ.A. Koa , S.Y. Kooa, and H.J. Parka College of Life Sciences and Biotechnology, Korea University, 1,5-Ga, Anam-Dong, Sungbuk-Gu, Seoul 136-701, Republic of Korea Natural Products Research Center, Korea Institute of Science and Technology, Gangneung Institute, Gangneung, Gangwon-do 210-340, Republic of Korea Department of Packaging Science, Clemson University, Clemson, SC 29634-0370, US

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Alginate microparticles were prepared to evaluate the effect on the fibrinolytic activity of Korean fermented soybean paste, Cheonggukjang (CGJ). The mean diameter of microparticles was 110.37 μm and the microparticles had generally spherical and some wrinkled surfaces. The fibrinolytic activities of encapsulated and non-encapsulated CGJ extract were measured at various ranges of pH and temperature. When non-encapsulated CGJ extract was exposed to simulated gastric juice of pH 2.0, the fibrinolytic activity was rapidly reduced. However, fibrinolytic activity of encapsulated CGJ extract (14.27 units) was significantly higher than that of non-encapsulated CGJ extract (4.15 units). The fibrinolytic activity of non-encapsulated CGJ extract decreased rapidly with increased temperature, but stability of fibrinolytic activity of encapsulated CGJ was improved under high temperature conditions. These results indicate that the microencapsulation technique is an effective tool to protect the fibrinolytic activity of CGJ extract from ingestion and heating effects.

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promotes healthy circulation ....; (ProCellax = Serracor-NK)

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Effects of nattokinase, a pro-fibrinolytic enzyme, on red blood cell aggregation and whole blood viscosity. Clin Hemorheol Microcirc 2006; 35(1-2):139-42. Pais E, Alexy T, Holsworth RE, Meiselman HJ

The vegetable cheese-like food, natto, is extremely popular in Japan with a history extending back over 1000 years. A fibrinolytic enzyme, termed nattokinase, can be extracted from natto; the enzyme is a subtilisin-like serine protease composed of 275 amino acid residues and has a molecular weight of 27.7 kDa. In vitro and in vivo studies have consistently demonstrated the potent pro-fibrinolytic effect of the enzyme. However, no studies to date have evaluated the effects of nattokinase on various hemorheological parameters and thus we have begun to assess the effects of the enzyme on RBC aggregation and blood viscosity. Blood samples were incubated with nattokinase (final activities of 0, 15.6, 31.3, 62.5 and 125 units/ml) for 30 minutes at 37 degrees C. RBC aggregation was measured using a Myrenne MA-1 aggregometer and blood viscosity assessed over 1-1000 s(-1) with a computer controlled scanning capillary rheometer (Rheolog). Our in vitro results showed a significant, dose-dependent decrease of RBC aggregation and low-shear viscosity, with these beneficial effects evident at concentrations similar to those achieved in previous in vivo animal trials. Our preliminary data thus indicate positive in vitro hemorheological effects of nattokinase, and suggest its potential value as a therapeutic agent and the need for additional studies and clinical trials.

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Thrombolytic Effect of Nattokinase on a Chemically Induced Thrombosis Model in Rat.  Biological & Pharmaceutical Bulletin Vol.18 , No.10 (1995) pp.1387-1391 Mitsugu Fujita (Biotechnology Research Laboratories, JCR Pharmaceuticals Co., Ltd.), Kyongsu Hong (Biotechnology Research Laboratories, JCR Pharmaceuticals Co., Ltd.), Yae Ito (Biotechnology Research Laboratories, JCR Pharmaceuticals Co., Ltd.), Rie Fujii (Department of Pharmacology, Faculty of Pharmaceutical Sciences, Kobe-Gakuin University), Kimio KARIYA (Department of Pharmacology, Faculty of Pharmaceutical Sciences, Kobe-Gakuin University) and Satoshi NISHIMURO (Biotechnology Research Laboratories, JCR Pharmaceuticals Co., Ltd.)

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Abstract:   Nattokinase is a new fibrinolytic enzyme which cleaves directly cross-linked fibrin in vitro. In this study, we investigated the thrombolytic effect of nattokinase on a thrombus in the common carotid artery of rat in which the endothelial cells of the vessel wall were injured by acetic acid. When a section of occluded vessel was stained for CD61 antigen by immunofluorescence utilizing a monoclonal antibody, the antigen was localized around the surface of the occluded blood vessels. This result suggests that the occlusive thrombosis was caused by platelet aggregation. In addition, thrombolysis with urokinase (UK ; 50000IU/kg, i.v.) or tissue plasminogen activator (tPA ; 13300IU/kg, i.v.) in our model was observed to restore the blood flow over a 60 min monitoring period. The results indicate that our chemically induced model is useful for screening and evaluating a thrombolytic agent. We evaluated the thrombolytic activity of nattokinase using this model and compared it with fibrino (geno) lytic enzyme, plasmin or elastase. On a molar basis, the recovery of the arterial blood flow with nattokinase, plasmin and elastase were 62.0±5.3%, 15.8±0.7% and 0%, respectively. The results indicate that the thrombolytic activity of nattokinase is stronger than that of plasmin or elastase in vivo.

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Clinical study of the efficacy of and tolerance to seaprose S in inflammatory venous disease. Controlled study versus serratio-peptidase[Article in Italian] Minerva Cardioangiol. 1996 Oct;44(10):515-24.  Bracale G, Selvetella L.  Divisione di Chirurgia Vascolare, Università degli Studi di Napoli, Federico II.

This study was designed to compare the efficacy and safety of seaprose S and serratio-peptidase in the treatment of venous inflammatory disease. Forty patients entered the study (11 males, 29 females), mean age 54.3 years (range 30-77), mean weight 74.8 kg (range 51-96), with superficial thrombophlebitis. The trial was conducted following a controlled, between patients, randomized experimental design. Seaprose S was administered as 30 mg tablets at a daily dosage of 90 mg (one tab t.i.d.), and serratio-peptidase as 5 mg tablets, at a dose of 30 mg per day (two tabs t.i.d.), both orally, for 14 days. Twenty patients received seaprose S and 20 serratio-peptidase. The findings indicate that seaprose S was more effective and better tolerated than serratio-peptidase. Although the group of patients assigned to seaprose S had considerably more severe initial symptoms, by the end of treatment spontaneous pain was reduced 68.7% from the baseline mean score (from 3.2 to 1.0), as compared with a 63.3% reduction in the serratio-peptidase group (from 3.0 to 1.1). Pain on pressure was reduced 61.1% with seaprose S (from 3.6 to 1.4), compared to 57.6% with the reference treatment (from 3.3 to 1.4). Edema was reduced respectively 75% (from 1.6 to 0.4) and 56.2% (from 1.6 to 0.7); erythema diminished 72.4% (from 2.9 to 0.8) and 58.3% (from 2.4 to 1.0); nighttime cramps were 61.1% less (from 1.8 to 0.7) compared with 52.9% (from 1.7 to 0.8); hemorrhagic suffusion was 53.3% less (from 1.5 to 0.7) compared with 41.7% (from 1.2 to 0.7); cutaneous dystrophy was reduced by 11.1% (from 1.8 to 1.6) and 7.7% (from 1.3 to 1.2). At the end of the treatment with seaprose S efficacy was assessed as good or excellent in 85% of the cases, compared with 65% for serratio-peptidase. Seaprose S caused no adverse reactions. During serratio-peptidase treatment one patient reported diarrhea, requiring temporary dosage reduction and specific treatment. It can thus be confirmed that seaprose S was effective and well tolerated in patients with inflammatory venous diseases.

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to facilitate movement as well as tissue and muscle healing. (ProAnilax EPET = Exclyzyme Pet)

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A preliminary trial of serratiopeptidase in patients with carpal tunnel syndrome. J Assoc Physicians India. 2000 Nov;48(11):1130. Dept. of Neurology, SMS Medical College and Hospital, Jaipur.  Panagariya A, Sharma AK.

OBJECTIVES: This study was planned to assess the response of serratiopeptidase in patients with carpal tunnel syndrome (CTS).

METHODS: Twenty patients with CTS were evaluated clinically. After baseline electrophysiological studies, these patients were given serratiopeptidase 10 mg twice daily with initial short course of nimesulide. Clinical and electrophysiological reassessment was done after 6 weeks.

RESULTS: Mean age was 43.9 years with male to female ratio of 1:2.33. Sixty five percent cases showed significant clinical improvement which was supported by significant improvement in electrophysiological parameters. Recurrence was reported in four cases. No significant side effect was observed.

CONCLUSIONS: Serratiopeptidase therapy may proved to be a useful alternative mode of conservative treatment. Larger study may be further helpful to establish the role of serratiopeptidase in CTS.

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Reduction of postoperative swelling. Objective measurement of swelling of the upper ankle joint in treatment with serrapeptase-- a prospective study(German). Fortschr Med. 1989 Feb 10;107(4):67-8, 71-2.  Esch PM, Gerngross H, Fabian A.

Using a quantitative standardized procedure, the swelling of the ankle produced by supination trauma was measured. In the 66 patients with fresh rupture of the lateral ligament treated surgically at our Department between December 1986 and April 1987, a prospective study of the effect of serrapeptase (Aniflazym) on post-operative swelling and pain was carried out in 3 randomized groups of patients. In the group receiving the test substance, the swelling had decreased by 50% on the third post-operative day, while in the other two control groups (elevation of the leg, bed rest, with and without the application of ice) no reduction in swelling had occurred at that time. The difference is statistically significant (p = 0.013). Decreasing pain correlated for the most part with the reduction in swelling. Thus, the patients receiving the test substance more rapidly became pain-free than did the control groups. On the basis of these results, serrapeptase would appear to be an effective preparation for the post-operative reduction of swelling, in comparison with the classical conservative measures, for example, the application of ice.

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Heyll U, Münnich U, Senger V. Proteolytic enzymes as an alternative in comparison with nonsteroidal anti-inflammatory drugs (NSAID) in the treatment of degenerative and inflammatory rheumatic disease: systematic review [Article in German]. Med Klin (Munich). 2003 Nov 15;98(11):609-15.

BACKGROUND AND PURPOSE: The comparably high number of severe side effects due to treatment with nonsteroidal anti-inflammatory drugs (NSAID) calls for better tolerated substances. One possible alternative is seen in the systemic treatment with proteolytic enzyme preparations for oral administration. The aim of this study was to determine whether the results from controlled randomized trials on enzyme therapy prove equal anti-inflammatory effectiveness compared to NSAID in the treatment of degenerative or inflammatory rheumatic disease.

METHODS: All drug preparations registered in Germany as having anti-inflammatory properties were listed. Among these preparations, a systematic search was carried out for randomized clinical therapeutic trials giving evidence for the anti-inflammatory effectiveness of enzyme preparations or their components.

RESULTS: The anti-inflammatory effectiveness of three out of eight registered enzyme preparations was investigated in randomized trials. In total, seven trials were judged to be sufficiently documented and to allow valuation. All studies show severe methodical deficits, and the standard trial design (clinical trials during inpatient rehabilitation in combination with extensive accompanying treatment) does not allow clear-cut conclusions.

CONCLUSION: According to the present state of knowledge, oral proteolytic enzyme treatment does not offer a justified alternative in comparison with NSAID in the anti-inflammatory treatment of rheumatic disease.

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We note your response to our prior comment 18.  However, it appears that, of the agreements discussed in your registration statement, only those with Taiwan Cells Energy Enzymes Corporation have been filed as exhibits.  Therefore, we reissue our prior comment as it relates to your remaining agreements with Access Finance and Securities (NZ) Limited, Access Management Consulting and Marketing Pte Ltd and Specialty Enzymes and Biochemicals Co.  Please provide a detailed discussion of the Material terms, including financial terms, of each of these agreements and file a copy of each agreement as an exhibit to your registration statement.

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ANSWER:  These agreements have been filed.  In addition, we have added the following disclosure:

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AGREEMENT WITH ACCESS FINANCE AND SECURITIES (NZ) LIMITED

On July 6, 2010, we entered into an Agreement with Access Finance and Securities (NZ) Limited (the “Advisor”) to provide Manager Consulting Service.  The Advisor will assist us in going public in the US and also seeking a listing on the OTCBB.  As part of this process, the Advisor will source, select and recommend the appointment of various experienced and qualified professionals to participate in the process and coordinate the flow of work therefrom.  In addition, the Advisor will prepare or make available a Business Plan and to participate with us in the determination of a public listing strategy, and will provide such services until our Registration Statement is declared effective by the US Securities and Exchange Commission (SEC) and it is granted a trading symbol by FINRA.  In consideration of these services provided by the Advisor, we have agreed to pay a total fee of US $500,000, to be payable in cash of US $300,000 and the balance by way of issuance of our common shares at a price of $0.001 per share.

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AGREEMENT WITH ACCESS MANAGEMENT CONSULTING AND MARKETING PTE LTD

On September 21, 2010, we entered into an Agreement with Access Management Consulting and Marketing Pte Ltd, Singapore (the “Marketing Agent”) appointing the Marketing Agent as our Sole Marketing Agent for the sourcing, selection and interviewing of suitable parties, to be our Sole Country Distributors for the promotion, marketing and distribution of ProCellax and ProAnilax range of enzyme products, both for Human and Animal Consumption throughout the world at large.  As the Sole Marketing Agent, they also participate in the formulation and determination of marketing strategies, the market plan and segmentation, advising on sales advertising and promotion plans, market research and innovation of suitable multi-level marketing scheme such as the Multi-Level Marketing – Franchised Dealer Investor Related (MLM-FDIR), and the recommendation of annual purchase quota of the Sole Country Distributors.  The contract is for a period of five years with an option to renew for an additional five years at the discretion of the Sole Marketing Agent.  In consideration of the services provided by the Sole Marketing Agent, we have agreed to remunerate them on a sale commission basis of twenty percent (20%) on every purchase order placed and paid by the Sole Country Distributors.  There will be no sale commission payable if there are no orders placed and paid by the Sole Country Distributors.  The concept has proved significantly beneficial and advantageous to us in that we have saved upfront financing in the start-up marketing operations cost, thus enjoying the specialization of labor and trade.  To-date, we have Taiwan Cell Energy Enzymes Corp (TCEEC) as our Sole Country Distributor for ProCellax range of enzyme products for the Territory of Taiwan (Republic of China) in which their first paid order amounts to US $181,150, with goods to be shipped to them sometime in April 2012.  TCEEC’s annual purchase quota is US $2 million.  Potential Sole Country Distributors have been interviewed for the Territories of Singapore, Malaysia and Sri Lanka and barring any unforeseen circumstances, closing is expected to completed on or before December 31, 2011.

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AGREEMENT WITH SPECIALTY ENZYMES AND BIOCHEMICALS CO. (ADVANCED SUPPLEMENTAL THERAPIES OTHERWISE KNOWN AS AST ENZYMES)

On July 26, 2010, we reached an understanding with an enzyme manufacturer,         Specialty Enzymes and Biochemicals Co, of Chino, California, to become our OEM           Manufacture or Contract Manufacturer of a range of enzyme products for both Human and Animal Consumption under our private label – ProCellax and ProAnilax.  Shipment and delivery will be provided by their associated company, AST Enzymes.  While these products are formulated for our marketing and distribution, they will assure us of their quality assurance, good manufacturing practice, provide us with full technical support including the provision of product information, ingredients and specification, third party source and laboratory testing facilities as may be required from time to time.  This covers the provision of information for Product Registration with relevant Health Authority and Agriculture Authority in the target markets we intend to market and distribute ProCellax and ProAnilax.  Halal Certification of the ProCellax is included.  To-date we have placed three purchase orders with AST Enzymes with a total value of US $94,438.10 of which US $68,748.70 has been shipped and delivered.  We believe that more inventory will be required within the next twelve months following the      completion of Product Registration in the target markets of which we expect to order about US $500,000.00 worth of inventory.

2.

We note your response to our prior comment 34.  We also note that the same unclear disclosure, “sold to twelve stockholders being the founder member” appears in both Note 5 and 6 to the financial statements.  Please similarly revise these disclosures.

ANSWER:  We have revised Note 5 and 6 disclosures as suggested.

3.

 We note your response to several of our comments that you have now terminated your agreement with Origo Biochemical Technologies Inc.  In addition to your disclosure about the termination of this agreement, please provide additional disclosure explaining how the termination of this agreement will change your business going forward, how you will replace the manufacturing capacity supplied by Origo and, if appropriate add a separate risk factor about the loss of Origo as your enzyme manufacturer, particularly in light of the fact that Origo is the only manufacturer in Taiwan.

ANSWER:  We have added the following disclosure:

The termination of the agreement with Origo has had a minimal impact on our business.  In fact, we were able to replace them as our enzyme manufacture and have been able to introduce two new products, namely, ProCellax DG2 and ProCellax VDIHF.  These two new products will be manufactured and supplied by Specialty and Biochemicals Co (Advance Supplemental Therapies) in Chino, California, USA.  They are our present OEM Manufacturer.  Since Specialty and Biochemicals Co. is based in the United States, it will allow us to change our strategy to promoting US-made enzyme products.

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The Offering, page 7

4.

We note your response to our prior comment 8.  However, our comment was intended to address the discrepancy between the 10,888,472 securities to be offered, listed on the cover page and in the prospectus summary, and the 10,000,000 common shares that are included elsewhere, such as in the discussion of the termination of the offering.  Therefore, we reissue our prior comment 8 asking that you clarify this inconsistency.  If you will conclude both the offering by Genufood and the offering by the selling shareholders when all of the 10,000,000 shares offered by Genufood have been sold, please make this clear.  If, on the other hand you will conclude the offering by Genufood and the selling shareholders when all 10,888,472 shares have been sold, then please revise to state.  In addition, we note that the cover page of your prospectus indicates you will offer the shares for a period of 180 from the effective date, unless extended for an additional 90 days by your board of directors.  Please revise to eliminate this inconsistency with your disclosure on page 7.

ANSWER:  We have revised our disclosure throughout to eliminate the inconsistencies noted above.

Summary Financial Information, page 8

5.

The date of inception disclosed in the income statement information section is inconsistent with the date June 21, 2010 in other sections of the filing.  Please revise to eliminate all inconsistencies.  Also, as presented on page F-14, update your income statement information to include data from date of inception to the latest balance sheet date presented.

ANSWER:  We have revised the document to eliminate all inconsistencies.

Determination of Offering Price, page 14

6.

We note your response to our prior comment 15.  Please expand your disclosure here to include all of the factors that you considered in determining the offering price or, alternatively, clarify that the list of factors you included in your amendment was exhaustive; and please include a discussion of how you evaluated these factors to determine the offering price.

ANSWER:  We have added the following disclosure:

The above is an exhaustive list of factors we used to determine our initial public offering price.  Taking into consideration a review of the above factors, our management was of the view that $0.30 per share is a fair valuation of our initial public offering price due to our capital structure, strong financial position, our advanced development of our products as well as our unique position within the enzymes industry.

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Description of Business, page 22

7.

Despite your response to our prior comment 20, it does not appear that you have defined or explained certain of the technical terms you use in your disclosure, such as, “micro flora,” “Candida,” “fibrin metabolism,” or “bio-availability.”  Please revise your disclosure to define or explain these terms the first time you use them.

ANSWER:  We have added the following disclosures throughout:

•

A Cell Activator refers to the enzymes that catalyze and regulate every biochemical reaction that occurs within the human body, making them essential to cellular function and health.

•

Micro-flora are the billions of tiny organisms that live naturally within the digestive tract.

•

Candida refers to a yeast-like fungus that may thrive in the intestinal tract, mouth, skin and vagina.

•

Fibrin metabolism is the breakdown of fibrin, an insoluble protein formed during the normal clotting of blood.

•

Isomerization is the chemical process by which one molecule is transferred into another molecule which has exactly the same atoms, but the atoms are rearranged.

•

Bio-availability, in pharmacology, is used to describe the function of the administered dose of unchanged drug that reaches the systemic circulation.

2.

We note your response to our prior comment 21.  Please expand your disclosure further to clarify the nature of the relationship of each of these parties with your company, how each party is invested in your business, as you say, and how commission are paid.

ANSWER:  We have added the following disclosure:

The Multi-Level Marketing-Franchised Investor Dealer Related (MLM-FIDR) is a marketing concept to encourage Sole Country Distributors to market and distribute our ProCellax range of enzyme products in their respective countries by way of franchising dealership (wholesalers and retailers whether they are corporate or individual) under the Sole Country Distributor’s distribution channel, to sell our ProCellax range of enzyme products.  This type of Outlet is called or referred to as the General Outlet.  It is distinguished from other Outlets in the sense that the selling process adopted by the Sole Country Distributor may be in a form of a combination of traditional distribution and/or a partial Multi-Level Networking concept.  The elements in the MLM-FIDR concept are:

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1.

The grant of permission to the Sole Country Distributor to establish as many dealerships in their Territory as they think fit and proper under the franchising model: “GEEC – Eat Right, Long Life” banner.  This means that all of their appointed dealers are permitted to label themselves as the “Authorized GEEC Dealer”.  GEEC is one of our Trademarks.

2.

As our Sole Country Distributor, they enjoy in the participation of our GEEC Enzyme Club Members Activities – worldwide, also in the obtainment of enzyme education and exchange of Enzyme Club Members Exchange Program, with or without charge.

3.

To encourage the Sole Country Distributors to put in their effort in the marketing and distribution of our range of enzyme products, we are prepared to consider and permit them, if they wish, to invest in our Company’s business.  In this way, we are able to establish long and fruitful business relationship between GEEC and the Sole Country Distributors.  They become an investor or shareholder of GEEC, if they invest.  This is a long term strategy.  In fact, an objective strategy, beneficial to both parties.

4.

Initially, it is the Sole Country Distributor that will invest in our Company’s business, not their dealers.  But because we intend to become a public company and our Company’s shares may one day be available for purchase on a market or exchange, the Sole Country Distributor may transfer part of their shares to their dealers as an incentive.  As well, their dealers may purchase shares on the open market.  An analogy to this system flow, the dealers may also transfer some of their shares to their individual customers.  As a result of which, at the end of the day, our Company’s shareholder base is expanded by all these investors who are our consumers, dealers appointed by the Sole Country Distributor, and the Sole Country Distributor.

5.

We do not deal with or sell directly to the general public (direct consumer).  Also, we do not deal or sell directly to the dealers that have been appointed by the Sole Country Distributor.  We only deal or sell to Sole Country Distributors.

6.

The MLM-FIDR concept does not attract membership in order to sell which is a must under the Multi Marketing Networking concept.  As well, we do not pay any commissions because we are not selling memberships.

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2.

We note your response to our prior comment 23.  In addition to the disclosure you have provided, please also disclose the duration of the agreement with Taiwan Cell Energy Enzymes, termination provisions, and clarify the meaning of “General Outlet Category.”

ANSWER:  We have added the following disclosure:

The duration of the agreement with Taiwan Cell Energy Enzymes Corporation in their capacity as the Sole Country Distributor for the Territory of Taiwan is five years, expiring on October 11, 2015 (Section 14).  Further, the key provisions of the agreement are as follows:

•

Section 14.1 gives Taiwan Cell Energy Enzymes Corporation the option to renew the agreement for a further five years.

•

Section 14.2 requires Taiwan Cell Energy Enzymes Corporation to give three months advance written notice if they do not intend to renew the agreement.

•

The termination provisions are set out as per Section 15.  Section 15.2.5 permits Taiwan Cell Energy Enzymes Corporation to give three months advance written notice if they wish to terminate the agreement early.

•

Section 16.5 requires a good and acceptable reason for early termination failing which, the injured party can claim damages, including loss of profits.

Our Company’s marketing policy on distribution channels is on the basis of outlet segmentation.  While, there are two types of outlets: General Outlet and Special Outlet.  General Outlet means the mass general market (the general public) that flow our ProCellax range of products for Human Consumption through the MLM-FIDR concept.

Compliance with Government Regulation, page 39

2.

We note your response to our prior comment 28.  In addition to the disclosure you have provided, please disclose the extent to which the countries in which you have intended to sell your products will regulate the claims you make about your products and, specifically, whether you will need to demonstrate the safety and efficacy of your products to government regulators in order to conduct marketing and sales activities in the respective countries.

ANSWER:  We have added the following disclosure:

It is important to note that there no actual Statement of Claim of any health benefits on any of our product’s labels.  If we were to have a Statement of Claim on the label, the product could be classified as a medicine, drug or herb, which would require additional regulation.  In all of our target countries, health safety regulations imposed by each relevant Health Authority for food grade enzyme products are all the same.  We do not intend to have any Statement of Claim on any of our labels.

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Financial Statements

Notes to Financial Statements

Note 1-Basis of Presentation and Significant Accounting Policies

Income Taxes, page F-7

3.

Please refer to prior comment 37.  Based on your disclosure, it appears that you have a current income tax benefit of $8,142, which differs from the presentation in your statement of operations.  Also, you refer to a 34% effective tax rate for fiscal 2010, when your effective tax rate appears to have been zero.  Please revise your disclosure to correct these inconsistencies.  Also, provide a reconciliation of the difference between taxes calculated at the statutory tax rate and your effective tax rate for each period presented, as required by ASC 740-10-50.

ANSWER:  We have revised our income tax disclosure to reflect the changes above.

Note 4- Convertible Accounts Payable to Related Party, page F-10

4.

Please refer to your response to prior comment 38 and related disclosure in Note 5.  Please explain to us how you determined the fair value of your common stock to be $0.25 per share at July 6, 2010, including the valuation approach used to determine your enterprise value.  Tell us your consideration of the guidance in ASC 505-50-30 to record this share-based payment transaction at fair value based on the value of the goods or services received or stock, whichever was more reliably measureable.

ANSWER:  The shares issued to the consultant on July 6, 2010 were issued on the same day that subscription agreements were signed by third parties to purchase common shares.  The common shares were sold to these investors on that day at prices ranging from $0.10 to $0.25.  Subsequent to this, the Company sold an additional 20,000 shares on August 9, 2010 for $0.25 per share to former directors of the company.  No further sales were made during the year ended September 30, 2010.  Based on the sale of a portion of shares on July 6, 2010 for $0.25 per share, and the only other sale of shares prior to year end being for the same amount, the Company considered the $0.25 share price to be representative of the estimated fair value of the shares issued to the consultant.  Since this value was assigned based on actual sales of the Company’s common stock on the date of grant and subsequent to the date of grant, the Company considered this to be a better indicator of fair value than a valuation of the shares using an enterprise valuation method.  The Company acknowledges that the disclosure improperly aggregated the August sale with the July sales and has updated the disclosure accordingly.

The value of the shares issued to the consultant was considered to be more reliably measurable than the contracted services related to this issuance.  The consultant’s work involves tasks directly related to the company obtaining an effective registration statement and raising funds with their initial public offering.  The scope of this work is dependent on several variables that are not easily estimable, such as the timing of an effective registration statement.  Due to this, the value of these services is not easily measurable.  The price of the shares issued to the consultant was considered more reliably measurable than the value of the services provided.  This treatment is consistent with ASC 505-50-30-2, “30-2  Paragraph 505-50-30-6 : establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.”

Due to these shares being issued for services directly related to the Company’s initial public offering, the value of the shares was considered to be a direct offering cost and charged to additional paid in capital.  The value of the shares has no affect on the accounting entry and therefore any change to the share valuation would have no affect on the financial statements.  This is due to the value of the shares being debited to additional paid in capital and the excess of this value over the par value of the common stock being credited to additional paid in capital.  No matter what value is assigned to the shares, the accounting entry will be a debit to additional paid in capital and credit to common stock for the par value of the common stock.  Based on this, the Company views any proposed change to the valuation of the shares to be immaterial to the financial statements.

5.

On July 6.  2010, you agreed to pay a consultant $350,000 of which $100,000 had been paid as of September 30, 2010.  However, you also disclose that as of this date $200,000 of the convertible liability was still owed.  Please explain this apparent inconsistency.  Also, explain to us your basis under GAAP for discounting the convertible liability and refer us to the related authoritative accounting literature upon which you relied.  Disclose the terms governing this obligation to a consultant.

ANSWER:  The disclosure appears inconsistent because it only references the convertible portion of the payable at year end and does not reference the non-convertible portion owed.  As described in Note 4 of the audited financial statements, of the $350,000 owed for the consulting agreement, $200,000 is convertible into common stock at $0.001 per share, and the remaining $150,000 is not convertible.  $100,000 in cash was paid prior to September 30, 2010 on the non-convertible portion.  As a result, the full $200,000 of convertible amounts was still owed at year end, in addition to the $50,000 that is not convertible.  The Company has augmented the disclosure to describe that the $50,000 in non-convertible amounts is also still owed as of the balance sheet date to make the footnote more transparent to the user.

The authoritative GAAP literature used as the basis for discounting the convertible liability owed to the consultant due to the conversion price resulting in a beneficial conversion feature was ASC 470-20-30-5.  The conversion price of the convertible debt owed to the consultant was $0.001.  As described in the previous response to comment #13, the Company was selling shares on this date to third parties at prices ranging from $0.10 to $0.25.  Based on the calculation outlined in the aforementioned guidance, a full discount of the liability was necessary due to the value of the beneficial conversion feature being in excess to the value of the liability.  Due to the short term nature of the payable, the discount was fully amortized during the remaining period ended September 30, 2010.  This resulted in the liability being accreted up to its face value as of the balance sheet date.

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Unaudited Financial Statements, Page F-13

6.

Please update your financial statements as required by Rule 8-08 of Regulation S-X.

ANSWER:  The financial statements have been updated.

7.

Please revise to clarify that the caption, unaudited, applies only to your interim financial statements for the three months ended December 31, 2010.

ANSWER:  We have added “unaudited” to the caption of our interim financial statements.

Unaudited Balance Sheets, page F-13

8.

Please tell us why the convertible accounts payable owed to related party decreased by $50,000 during the quarter ended December 31, 2010, when it appears the conversion of this amount occurred after the balance sheet date in January 2011.  Refer to your disclosure in Note 9 on page F-21.

ANSWER:  The decrease was due to cash paid to the related party in the amount of $50,000 during the three months ended December 31, 2010.  The conversion subsequent to the balance sheet date is unrelated to the decrease during the three months ended December 31, 2010.  The Company has added disclosures related to these payments in Notes 5 and 9 of the interim financial statements to make the transaction more transparent to the financial statement user.

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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